U.S. Energy Initiatives Corporation
12812 Dupont Circle
Tampa, Florida 33626

October 2, 2007

VIA FACSIMILE AND EDGAR

Jason Wynn, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	U.S. Energy Initiatives Corporation
Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-144105

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), U.S. Energy Initiatives Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:30 a.m., Eastern Time, on Wednesday, October 3, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. ENERGY INITIATIVES CORPORATION

By:	/s/ Philip Rappa
Name: Philip Rappa
Title: Chief Executive Officer